Wind River Systems, Inc.

500 Wind River Way

Alameda, CA 94501

December 10, 2007

VIA EDGAR (CORRESPONDENCE)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins
Accounting Branch Chief

Re:	Wind River Systems, Inc.
Form 10-K for the Fiscal Year ended January 31, 2007
Filed on May 1, 2007
File No. 001-33061

Ladies and Gentlemen:

On behalf of Wind River Systems, Inc., a Delaware corporation (“Wind River” or the “Company”), we are electronically transmitting to you this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter from the Staff dated November 9, 2007 in connection with the above-referenced Form 10-K for the fiscal year ended January 31, 2007.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response.

Consolidated Statements of Operations, page 59

1.

We note your response to our prior comment 1 where you indicate that the Company uses a methodology consistent with what is often used in practice to determine VSOE of fair value for your professional services in order to determine the amount to be allocated between product and services for your SOP 81-1 contracts. With regards to your allocation methodology, tell us what you mean by “market rate per hour.” Does this represent the Company’s hourly rate charged for other professional services or does this represent an industry average market rate? If the former is the case, then describe in greater detail, how you establish VSOE for your professional services. Explain why the rates for other professional services are similar to the rates that would be charged when the services result in significant modification or customization to the software. Tell us the duration of these services in both man hours and days and the nature of the employee performing the service (i.e. technician, software engineer). That is, compare the nature and the activities performed for each type of service that distinguishes them such that one results in significant modification or customization. Explain why you believe the rates used are a proper surrogate for services when the services are not the same due to their complexity and duration. If the Company is using an industry average market rate, then similarly explain why you believe it is appropriate to use such rates in determining the allocation of contract revenue for income statement presentation purposes. We note your statement that the Company considers whether the rate per hour is comparable to other stand-alone service transactions based on the nature of the service and the use of the best estimate approach. Explain further what you factors you considered when making this determination and tell us what you mean by the “use of best estimate approach”.

We respectfully note the Staff’s comment. We want to clarify that the term “market rate per hour” used in our letter to you dated November 2, 2007, refers to the Company’s hourly rates used to develop our total sales price of other fixed price professional services. We target to achieve a certain margin related to a particular staff mix and therefore target a “market rate per hour” when pricing our larger fixed price contracts, regardless of whether those contracts include significant customization and modification of our software. These larger fixed price contracts involve a similar level of technical complexity whether that complexity requires modification and customization of our software, or alternatively modification and customization of third party software, and therefore we price our services using a consistent methodology whether or not our software is sold in connection with these services. Our professional service contracts generally range from 500 labor hours to 15,000 labor hours, extend from 3 months to up to one year and normally include a mix of software engineers of varying levels and project management personnel. We ensure that margins and the resultant market rate per hour fall within a reasonable and consistent range and so long as this is the case, we use this as a basis to allocate revenue to services on the face of the income statement. Services provided under all fixed price contracts in fiscal 2007 represented approximately 3% of our overall revenues and this percentage has not changed significantly in the current year.

The term “use of the best estimate approach” refers to our approach for allocating product and services revenue at the inception of a contract accounted for using percentage of completion method. This approach is consistently applied to all such contracts. The factors that we consider when examining the nature of the services being performed include the number of hours it will take to complete the contractual requirements, whether we have completed similar work in the past and the general level of technical complexity involved.

We trust that you will find the foregoing responsive to the Staff’s Comments. If you have any questions or comments regarding any of our responses, please directly contact the undersigned at (510) 749-2622 or Linda Shih, Vice President, Legal Affairs at (510) 749-2158. Please direct any fax correspondence to (510) 749-2880.

Sincerely,

/s/ Jane E. Bone
Jane E. Bone
Chief Accounting Officer

cc:	Ian Halifax, Wind River Systems, Inc.
Linda Shih, Wind River Systems, Inc.
Kevin Healy, PricewaterhouseCoopers LLP
Aaron Alter, Wilson Sonsini Goodrich & Rosati Professional Corporation

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